

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Douglas I. Ostrover
Chief Executive Officer
Blue Owl Capital Inc.
399 Park Avenue
38th Floor
New York, NY 10022

      Re: Blue Owl Capital Inc.
          Registration Statement on Form S-3
          Filed June 16, 2022
          File No. 333-265660

Dear Mr. Ostrover:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at 202-551-3666 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance